Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Second Quarter 2022 Results

●	Second quarter revenues of $58.1 million, net of non-cash warrants impact of $4.5 million, in line with preliminary results issued on July 5, 2022

●	Second quarter GAAP operating loss of $24.9 million; Non-GAAP operating loss of $18.3 million, net of $4.5 million attributed to the non-cash impact of warrants

●	Board of Directors approves $75 million share repurchase program

●	Announces CFO transition; Industry veteran Lauri Hanover to join Kornit executive management team as Chief Financial Officer

Rosh-Ha’Ayin, Israel – August 10, 2022 – Kornit Digital Ltd. (“Kornit” or “the Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today results for the second quarter ended June 30, 2022.

“While the overall operating environment remains challenging, we believe the industry will continue its long-term secular growth, fueled by the mega-trends we’ve discussed in the past,” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “We are navigating the current market dynamics by working closely with global brands, retailers and fulfillers to shift production volumes to on-demand, executing on new product introductions and adoption of these innovative technologies, and focusing on returning to profitability.”

Mr. Samuel continued, “Our vision remains unchanged and we remain extremely confident in the fundamentals of the business. With our solid financial foundation and dedicated global team of professionals, we continue to be laser focused on leading the industry’s transformation from analog manufacturing to sustainable on-demand digital production.”

The following table compares the adverse, non-cash impact that the Company’s outstanding warrants had on the Company’s results of operations during the second quarters of 2022 and 2021, respectively:

Second Quarter Warrants Impact

	Three Months Ended
	June 30,
	2022				2021
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$58.1	M	$4.5	M	$81.7	M	$6.6	M
Non-GAAP Gross Margin	38.6%		4.4%		48.2%		3.9%
Non-GAAP Operating Margin	(31.4%)		9.5%		12.5%		6.5%
Non-GAAP Net Margin	(26.8%)		9.1%		12.8%		6.5%
Non-GAAP Diluted Earnings Per Share	($0.31)		$0.09		$0.22		$0.13

“We continue to strategically look at all aspects of our business and are adjusting our cost structure as needed, including a recent focused reduction-in-force, while reallocating resources to key growth initiatives and investments in long-term programs that support our customers’ needs,” said Alon Rozner, Kornit Digital’s Chief Financial Officer. “Our extremely strong balance sheet provides us with a great foundation to navigate the current market conditions and volatility, while focusing on longer-term opportunities to drive profitable growth.”

Second Quarter 2022 Results of Operations

●	Total revenue for the second quarter of 2022 was $58.1 million, net of $4.5 million attributed to the non-cash impact of warrants, compared to $81.7 million, net of $6.6 million attributed to the non-cash impact of warrants in the prior year period.

●	GAAP net loss for the second quarter of 2022 was $19.5 million, or ($0.39) per basic share, compared to net income of $5.6 million, or $0.12 per diluted share, for the second quarter of 2021.

●	Non-GAAP net loss for the second quarter of 2022 was $15.6 million, or ($0.31) per basic share, net of $0.09 per basic share attributed to the non-cash impact of warrants, compared to non-GAAP net income of $10.5 million, or $0.22 per diluted share, net of $0.13 per diluted share attributed to the non-cash impact of warrants, for the second quarter of 2021.

Third Quarter 2022 Guidance

For the third quarter of 2022, the Company expects revenue to be in the range of $66 million to $70 million; non-GAAP operating margins to be in the range of -15% to -11% of revenue; EBITDA Margins to be in the range of -12% to -8%. Consistent with past practice, this guidance excludes the impact of the fair value of issued warrants in the quarter.

$75 million Share Repurchase Authorization

The Company announced today that its Board of Directors has authorized the repurchase of up to $75 million of the Company’s ordinary shares, subject to the completion of required Israeli regulatory procedures.

“A share repurchase program is a flexible way to return capital to our shareholders when we see significant value in our stock,” said Mr. Rozner. “In evaluating our capital allocation plans and the current trading levels of our stock, the Board and management believe that using a portion of the cash on our extremely strong balance sheet – which included approximately $705 million in cash, cash equivalents, and marketable securities at the end of the second quarter – for repurchases of our ordinary shares is in the best interests of the Company and its shareholders, and will not adversely impact our ability to execute on our growth plans.”

The program is subject to Kornit’s Board of Directors’ final confirmation that the Company meets certain liquidity-related requirements under the Israeli Companies Law, as well as Kornit’s receipt of Israeli court approval, which would cover an initial period of six months, after which period renewed court approval would be needed to continue the program. The court approval process is expected to take several months. If and when the Company receives court approval, repurchases may be made from time to time through open market repurchases or through privately negotiated transactions, subject to market conditions, applicable legal requirements, and other relevant factors. Open market repurchases will be effected in accordance with the requirements of Rule 10b-18 under the Exchange Act. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of its ordinary shares, and it may be modified, suspended, or terminated, at any time at the Company’s discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

Announces CFO Transition

The Company also announced that Alon Rozner, Chief Financial Officer, will leave the Company for personal reasons. Kornit is pleased to appoint Lauri Hanover as the Company’s new CFO. To ensure an orderly transition, Mr. Rozner will continue as CFO until his expected departure in November.

Since March 2015, Ms. Hanover has served as a member of the Company’s Board of Directors. Ms. Hanover has over 25 years of CFO experience and financial expertise in the software, hardware, consumer goods, and industrials sectors. Ms. Hanover holds a B.A. from the University of Pennsylvania, a B.S. in Economics from The Wharton School of the University of Pennsylvania, as well as an M.B.A. from New York University.

Ms. Hanover will continue as a member of the Company’s Board of Directors (“Board”), but will step down as the Company’s Audit Committee Chair and as member of the Compensation Committee effective immediately. Current Board members Mr. Dov Ofer will assume the role of Audit Chairperson and Mr. Gabi Seligsohn will join the Audit Committee, while Mr. Stephen Nigro will join the Compensation Committee. Each of the foregoing individuals heading or joining those committees of the Board is an independent director and possesses the requisite credentials for the relevant role under the Nasdaq Listing Rules.

“Alon has been an integral member of our executive management team and an immensely valued colleague to everyone here at Kornit,” said Ronen Samuel. “His exceptional leadership and vital contributions further strengthened and expanded the financial foundation of the firm, especially through the global pandemic. We wish him only the best in the future.”

“It has been a pleasure to serve as Kornit’s CFO and to work with such an amazing team across the world,” said Alon Rozner. “I have the utmost confidence in the Company, its strategy, and its leadership team, and have no doubt the Company will successfully transform the fashion and textile industry. I look forward to working with Lauri on a successful transition and wish everyone at Kornit tremendous success.”

Commenting on her appointment, Ms. Hanover added, “I am truly honored to undertake this role with Kornit in a new capacity as CFO and look forward to working with Alon on the transition, and with the entire management team to execute on our long-term strategy and drive value creation.”

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investment community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-300-8521 or +1-412-317-6026. The toll-free Israeli number is 1-809-213-284. The conference confirmation code is 10169717.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 10169717. The telephonic replay will be available approximately two hours after the completion of the live call until 11:59 pm ET on Wednesday, August 24, 2022. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for Kornit’s systems; the extent of the Company’s ability to increase sales of Kornit’s systems, ink and consumables; the extent of the Company’s ability to leverage Kornit’s global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; the duration and severity of the adverse macro-economic trends triggered by the global COVID-19 pandemic, such as supply-chain delays inflationary pressures, and rising interest rates, which could potentially impact, in a material adverse manner, the Company’s operations, financial position and cash flows, and those of the Company’s customers and suppliers; receipt of court approval to effect the Company’s proposed share repurchase program; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The non-GAAP financial measures presented consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, amortization of acquired intangible assets, acquisition related expenses, foreign exchange differences associated with ASC 842 and the related tax effect of the foregoing. The purpose of such adjustments is to provide an indication of the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. However, the Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$196,611	$611,551
Short-term bank deposit	260,063	9,168
Marketable securities	21,726	28,116
Trade receivables, net	60,473	49,797
Inventory	89,580	63,017
Other accounts receivable and prepaid expenses	13,465	13,694
Total current assets	641,918	775,343

LONG-TERM ASSETS:
Marketable securities	$226,173	$149,269
Deposits and other long-term assets	2,531	856
Severance pay fund	323	357
Deferred taxes	14,153	9,339
Property,plant and equipment, net	53,189	45,046
Operating lease right-of-use assets	28,658	25,155
Intangible assets, net	11,271	10,063
Goodwill	29,164	25,447
Total long-term assets	365,462	265,532

Total assets	$1,007,380	$1,040,875

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$30,788	$46,448
Employees and payroll accruals	15,364	22,482
Deferred revenues and advances from customers	3,013	5,401
Operating lease liabilities	5,071	5,058
Other payables and accrued expenses	21,046	17,287
Total current liabilities	75,282	96,676

LONG-TERM LIABILITIES:
Accrued severance pay	$1,217	$1,543
Operating lease liabilities	22,533	21,900
Other long-term liabilities	1,932	1,203
Total long-term liabilities	25,682	24,646

SHAREHOLDERS’ EQUITY	906,416	919,553

Total liabilities and shareholders’ equity	$1,007,380	$1,040,875

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues
Products	$47,566	$72,176	$120,080	$130,122
Services	10,570	9,490	21,349	17,667
Total revenues	58,136	81,666	141,429	147,789

Cost of revenues
Products	25,667	34,254	64,904	62,429
Services	11,937	8,830	22,591	16,368
Total cost of revenues	37,604	43,084	87,495	78,797

Gross profit	20,532	38,582	53,934	68,992

Operating expenses:
Research and development, net	14,081	9,799	28,091	19,243
Sales and marketing	21,100	13,830	37,631	24,879
General and administrative	10,250	8,881	20,016	15,689
Total operating expenses	45,431	32,510	85,738	59,811
Operating income (loss)	(24,899)	6,072	(31,804)	9,181
Financial income, net	4,324	351	6,123	2,416
Income (loss) before taxes on income (tax benefits)	(20,575)	6,423	(25,681)	11,597

Taxes on income (tax benefits)	(1,099)	821	(1,008)	896
Net income (loss)	(19,476)	5,602	(24,673)	10,701

Basic net income (loss) per share	$(0.39)	$0.12	$(0.50)	$0.23

Weighted average number of shares used in computing basic net income (loss) per share	49,756,990	46,196,720	49,707,782	46,119,416

Diluted net income (loss) per share	$(0.39)	$0.12	$(0.50)	$0.22

Weighted average number of shares used in computing diluted net income (loss) per share	49,756,990	47,849,783	49,707,782	47,709,429

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$58,136	$81,666	$141,429	$147,789

GAAP cost of revenues	$37,604	$43,084	$87,495	$78,797
Cost of product recorded for share-based compensation (1)	(606)	(320)	(1,055)	(619)
Cost of service recorded for share-based compensation (1)	(461)	(266)	(846)	(499)
Intangible assets amortization on cost of product (3)	(666)	(25)	(839)	(50)
Intangible assets amortization on cost of service (3)	(160)	(160)	(320)	(320)
Non-GAAP cost of revenues	$35,711	$42,313	$84,435	$77,309

GAAP gross profit	$20,532	$38,582	$53,934	$68,992
Gross profit adjustments	1,893	771	3,060	1,488
Non-GAAP gross profit	$22,425	$39,353	$56,994	$70,480

GAAP operating expenses	$45,431	$32,510	$85,738	$59,811
Share-based compensation (1)	(4,414)	(3,241)	(8,878)	(5,781)
Acquisition related expenses (2)	-	-	(512)	-
Intangible assets amortization (3)	(333)	(119)	(419)	(238)
Non-GAAP operating expenses	$40,684	$29,150	$75,929	$53,792

GAAP Financial income, net	$4,324	$351	$6,123	$2,416
Foreign exchange losses associated with ASC 842	(2,480)	387	(3,129)	(415)
Non-GAAP Financial income, net	$1,844	$738	$2,994	$2,001

GAAP Taxes on income (tax benefit)	$(1,099)	$821	$(1,008)	$896
Tax effect on to the above non-GAAP adjustments	(187)	(26)	140	165
Deferred tax benefit based on an Israeli statutory tax rate	437	(338)	327	(586)
Non-GAAP Taxes on income (tax benefit)	$(849)	$457	$(541)	$475

GAAP net income (loss)	$(19,476)	$5,602	$(24,673)	$10,701
Share-based compensation (1)	5,481	3,827	10,779	6,899
Acquisition related expenses (2)	-	-	512	-
Intangible assets amortization (3)	1,159	304	1,578	608
Foreign exchange losses associated with ASC 842	(2,480)	387	(3,129)	(415)
Tax effect ofthe above non-GAAP adjustments	187	26	(140)	(165)
Deferred tax benefit at the Israeli statutory tax rate	(437)	338	(327)	586
Non-GAAP net income (Loss)	$(15,566)	$10,484	$(15,400)	$18,214

GAAP diluted earning (loss) per share	$(0.39)	$0.12	$(0.50)	$0.22

Non-GAAP diluted earning (loss) per share	$(0.31)	$0.22	$(0.31)	$0.38

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	49,756,990	47,849,783	49,707,782	47,709,429

Shares used in computing Non-GAAP diluted net earning (loss) per share	49,756,990	48,189,266	49,707,782	47,941,113

(1) Share-based compensation
Cost of product revenues	$606	$320	$1,055	$619
Cost of service revenues	461	266	846	499
Research and development	1,268	569	2,457	1,071
Sales and marketing	1,491	1,261	3,300	2,333
General and administrative	1,655	1,411	3,121	2,377
	$5,481	$3,827	$10,779	$6,899
(2) Acquisition related expenses
General and administrative	$-	$-	$512	$-
	$-	$-	$512	$-
(3) Intangible assets amortization
Cost of product revenues	$666	$25	$839	$50
Cost of service revenues	160	160	320	320
Sales and marketing	333	119	419	238
	$1,159	$304	$1,578	$608

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(19,476)	$5,602	$(24,673)	$10,701
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,322	1,543	5,902	3,035
Fair value of warrants deducted from revenues	4,516	6,572	12,521	9,711
Share-based compensation	5,481	3,827	10,779	6,899
Amortization of premium and accretion of discount on marketable securities, net	484	(481)	1,012	(1,298)
Realized gain on sale and redemption of marketable securities	7	-	10	-
Change in operating assets and liabilities:
Trade receivables, net	22,189	(9,597)	(9,004)	(11,085)
Other accounts receivables and prepaid expenses	673	(3,063)	(1,791)	(1,513)
Inventory	(14,816)	146	(23,852)	(526)
Operating leases right-of-use assets and liabilities, net	(2,449)	337	(2,857)	(519)
Deferred taxes	(2,111)	565	(2,416)	245
Deposits and other long term assets	(1,327)	(121)	(1,321)	(131)
Trade payables	(4,476)	3,639	(11,920)	(2,417)
Employees and payroll accruals	(364)	(131)	(6,834)	2,104
Deferred revenues and advances from customers	(2,643)	(8,029)	(4,114)	(11,401)
Other payables and accrued expenses	3,081	3,822	3,440	5,676
Accrued severance pay, net	(103)	79	(292)	49
Other long - term liabilities	413	501	729	800
Loss from sale and disposal of property, plant and Equipment	41	-	41	-
Net cash provided by (used in) operating activities	(7,558)	5,211	(54,640)	10,330

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,985)	(2,988)	(9,447)	(5,555)
Investment in equity securities	(354)	-	(354)	-
Acquisition of intangible assets	(133)	-	(133)	-
Proceeds from sale of property, plant and equipment	55	-	55	-
Cash paid in connection with acquisition, net of cash acquired	(14,654)	-	(14,654)	-
Proceeds from (Investment in) bank deposits	160,090	8,723	(250,895)	(10,132)
Proceeds from sales and redemption of marketable securities	1,500	2,050	1,945	2,050
Proceeds from maturity of marketable securities	5,500	-	17,422	-
Investment in marketable securities	(23,003)	(15,220)	(103,897)	(30,510)

Net cash provided by (used in) investing activities	127,016	(7,435)	(359,958)	(44,147)

Cash flows from financing activities:
Exercise of employee stock options	41	1,079	340	1,754
Payments related to shares withheld for taxes	(172)	(458)	(682)	(1,146)
Net cash provided by (used in) financing activities	(131)	621	(342)	608

Increase (decrease) in cash and cash equivalents	119,327	(1,603)	(414,940)	(33,209)
Cash and cash equivalents at the beginning of the period	77,284	94,171	611,551	125,777
Cash and cash equivalents at the end of the period	$196,611	$92,568	$196,611	$92,568

Non-cash investing and financing activities:
Purchase of property and equipment on credit	1,823	2,678	1,823	2,678
Inventory transferred to be used as property and equipment	592	51	1,289	463
Property, plant and equipment transferred to be used as inventory	5	-	9	3
Receipt on account of shares	27	32	27	32
Lease liabilities arising from obtaining right-of-use assets	641	1,033	6,387	1,296